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                As filed with the Securities and Exchange Commission on June 24, 2002

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934

                              Bogen Communications International, Inc.
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                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
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          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
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                                   (Title of Class of Securities)

                                             097189-10-4
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                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500

(Name,  Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on
                                     Behalf of Filing Persons)

                                           With a copy to:
                                       Michael J. Bohnen, Esq.
                                     Nutter McClennen & Fish LLP
                                       One International Place
                                     Boston, Massachusetts 02110
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
Transaction Valuation                                                           Amount of Filing Fee
---------------------                                                           --------------------
  Not applicable                                                                   Not applicable

[ ] Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and identify the filing  with  which  the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                          Filing Party:   N/A
Form or Registration No.:  N/A                                         Date Filed:     N/A

[X] Check the box if the  filing  relates  solely to  preliminary  communications  made  before  the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the  following  box if the filing is a final  amendment  reporting  the  results of the tender offer: [ ]

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                                        FOR IMMEDIATE RELEASE

        BOGEN ANNOUNCES SELF-TENDER OFFER FOR UP TO 2.5 MILLION OF ITS SHARES AT $4 PER SHARE

                  1.6 MILLION ADDITIONAL SHARES REPURCHASED IN PRIVATE TRANSACTIONS

         Ramsey,  NJ,  June 24,  2002 - Bogen  Communications  International,  Inc.  (NASDAQ:  BOGN)
("Bogen") today announced that its Board of Directors has authorized the Company to repurchase up to
2.5 million  shares of its common stock in a  self-tender  offer at a price of $4.00 per share.  The
$4.00 offer price  represents  a premium of 32% percent  when  compared to the June 21, 2002 closing price of $3.03 per share. The offer is expected to commence on or about July 16, 2002.

         Bogen also announced today that the Company has  repurchased an aggregate of  approximately
1.6 million shares of its common stock in privately  negotiated  transactions  with two  shareholder groups at a price of $4.00 per share.

         Under the tender offer,  shareholders  will have the  opportunity  to tender some or all of their shares at $4.00 per share.  If holders of more than  2,500,000  shares  properly  tender their shares,  the Company will purchase shares tendered by the holders on a pro rata basis.  Shareholders whose shares are purchased in the offer will be paid the purchase price in cash,  without  interest, after the expiration of the offer period. The offer will be subject to required  regulatory filings, and a number  of other  terms  and  conditions  specified  in the  offer to  purchase  that  will be distributed to shareholders, but will not, however, be contingent on obtaining financing. Shares not purchased will be returned to the tendering stockholder.

         Jonathan  Guss,  Chief  Executive  Officer,  said,  "The last  eighteen  months have been a turbulent period for the industries in which Bogen competes, both domestically and abroad. While our
U.S. businesses have generally rebounded, the story in our European operations is more mixed. Speech
Design's traditional voicemail business continues to suffer from the general malaise affecting sales of new phone switches across Europe.  We believe that the cost reductions  undertaken late last year materially improved our ability to operate in this difficult  environment,  and that Speech Design's voicemail  business  should be able to continue at  approximately  breakeven  levels.  Speech Design
Carrier Systems'  results have been more volatile,  reflecting the timing of a few, large orders and their  importance  to the  success of our  efforts to  establish  ourselves  as a leader in European
Unified  Messaging.  The absence of such orders caused a significant  loss at Carrier Systems in the first quarter.  We believe the presence of such orders will make Carrier  Systems  profitable in the second quarter,  and on a year-to-date  basis.  Fortunately,  aggregate  performance  across Bogen's business  segments  generated  positive  EBITDA in the first  quarter,  and second quarter EBITDA is expected to be substantially stronger. This performance,  combined with the Company's strong balance sheet, has helped us come through the current recession.

         "Unfortunately, for some time now the equity markets have penalized many micro-caps such as
Bogen,  both in terms of valuation  and  liquidity.  Our  significant  cash  reserves and  borrowing capacity enable us to try to remedy,  at least in part, these problems.  If the self-tender is fully subscribed,  the  negotiated  block  purchases  and  self-tender  together  would  use up all of the
Company's U.S. cash  resources,  and  approximately  $3 million of its credit  facility.  We believe creating a large `liquidity event' at a substantial premium to the recent trading price of the stock will allow those shareholders who desire to liquidate their investment the opportunity to do so at a fair  valuation.  At the same time,  a  successful  repurchase  of 4.1  million  shares  through the negotiated  block  purchases and  self-tender is expected to be accretive to earnings on a pro forma basis."

         Neither Bogen nor its Board of Directors  makes any  recommendation  to  shareholders as to whether to tender or refrain from  tendering  their shares in the tender  offer.  Shareholders  must decide how many shares they will tender,  if any, for purchase by the Company.  This news release is neither an offer to purchase nor a solicitation  of an offer to sell the common stock,  which can be made  only by an Offer to  Purchase  and the  related  Letter  of  Transmittal  to be  mailed to all shareholders and filed with the Securities and Exchange Commission.

         SHAREHOLDERS  AND  INVESTORS  SHOULD  READ  CAREFULLY  THE OFFER TO  PURCHASE  AND  RELATED
MATERIALS  WHEN THEY ARE AVAILABLE  BECAUSE THEY CONTAIN  IMPORTANT  INFORMATION.  SHAREHOLDERS  AND
INVESTORS MAY OBTAIN A FREE COPY (WHEN  AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT
WILL BE FILED BY BOGEN  WITH THE SEC AT THE SEC'S WEB SITE AT  WWW.SEC.GOV  OR FROM THE  INFORMATION
AGENT,  MACKENZIE  PARTNERS,  INC.  (212-929-5500).  SHAREHOLDERS  ARE URGED TO CAREFULLY READ THESE
MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

ABOUT BOGEN

         Bogen Communications International,  Inc., based in Ramsey, New Jersey and Munich, Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional customers worldwide.

         Except for historical  information  contained  herein,  the statements made in this release constitute  forward-looking  statements that involve certain risks and  uncertainties.  Many factors could effect Bogen's results or cause Bogen to delay or modify its self-tender offer,  including the following:  changes in its stock price, changes in its operating results, general market conditions, new technological  developments,  competition,  potential acquisitions and divestitures,  and tax or regulatory requirements.  Certain of these risks, factors and other considerations are detailed from time to time in Bogen's reports on file at the Securities and Exchange Commission, including Bogen's
Form 10-K for the fiscal year ended December 31, 2001 and 10-Q for the quarter ended March 31, 2002.
The  Company  disclaims  any  intention  or  obligation  to  update or  revise  any  forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Bogen Communications International, Inc
Maureen Flotard, CFO and VP-Finance
(201) 934-8500
www.bogen.com

Information Agent:
MacKenzie Partners, Inc.
Grace M. Protos, Senior Vice President
(212) 929-5500